Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the months of: August and September 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                 Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                           No   X
                      -----                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. August 6, 2007 German Press Release - SGL Group Subsidiary HITCO to Produce Composite Floor Beams for Boeing 787 "Dreamliner"

2. August 22, 2007 German Press Release - SGL Group with new Head of Corporate Media/Public Relations

3. August 24, 2007 German Press Release - SGL Group sponsors professorship for TU Munich

4.   September 4, 2007 SGL Group acquires Dr. Schnabel GmbH & Co KG

5. September 28, 2007 German Press Release - SGL Group increases Graphite Electrode prices

                                                                       Exhibit 1


SGL Group Subsidiary HITCO to Produce Composite Floor Beams for Boeing 787 "Dreamliner"

o    HITCO Signs Contract With Kawasaki Heavy Industries

Wiesbaden/Los Angeles, August 6, 2007. SGL Group - The Carbon Company - announced today that its US-Los Angeles based subsidiary HITCO Carbon Composites, Inc. entered into a long-term contract with Kawasaki Heavy Industries, Ltd., to become a supplier of composite floor beams for an aircraft fuselage section of the Boeing 787 Dreamliner. The composite floor beams will be produced using HITCO's recently acquired Automated Tape Lay-up machine.

HITCO, with the support of its parent SGL Group are spearheading an aggressive new growth strategy. Edward Carson, HITCO's Chief Operating Officer stated:
"Composites are finally being recognized for their superior properties in the aerospace industry. HITCO's enhanced capabilities enable us to become the best Tier II supplier in the aerospace industry." Increasing the design engineering capabilities, and automating production lines, along with the predominance in the hand lay-up of complex components due to lean manufacturing techniques, places HITCO in the forefront of most modern composite technologies. The Company is adding state-of-the-art equipment such as its new Cincinnati Machine "Charger" Automated Tape Lay-up machine, and the new Viper 6000 Automated Fiber Placement machine. To accommodate even more automated production equipment, HITCO is modernizing and upgrading its ample production facilities. These new capabilities enable the Company to make strategic agreements with the Tier I suppliers to the major OEMs of the world as well as the military prime contractors. "We seek long-term production `carve-out' contracts that will continue HITCO's role as a leader in the composite manufacturing industry", stated Edward G. Carson.

HITCO Carbon Composites, Inc. was founded in 1922 and manufactures advanced composite materials primarily for aerospace and defense applications and is part of the SGL Groups Business Unit Carbon Fibers and Composites (CFC). HITCO continues to be an innovative leader in the advancement of carbon composite technologies and continues to strategically focus within the SGL Group on new projects for aerospace/aircraft and defense applications.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.



Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105/ Fax: +49 6 11 60 29 101/ Cellphone: +49 170  540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 2


SGL Group with new Head of Corporate Media/Public Relations

Wiesbaden, August 22, 2007. The SGL Group - The Carbon Company - has appointed Tino Fritsch (33) as its new Head of Corporate Media and Public Relations, effective October 1, 2007. In his previous positions, Fritsch spent several years in corporate communications at the HVB Group and was also the Head of Public Relations and Corporate Press Officer for Thiel Logistik.

After six years as Head of Corporate Media and Public Relations for the SGL Group, Stefan Wortmann (41) will be leaving the Company to head up the corporate communications department of Tognum AG in Friedrichshafen from September 1, 2007.


The SGL Group - The Carbon Company
----------------------------------

The SGL Group is a leading global manufacturer of carbon-based products. Its comprehensive product portfolio ranges from carbon and graphite products to carbon fibers and composites. The core areas of expertise in the SGL Group are the Company's mastery of high-temperature technology as well as the use of its application and engineering skills which have been honed over many years. This makes full use of the Company's wide material basis. These carbon-based materials combine several unique properties such as electrical and heat conductivity, heat and corrosion resistance as well as being stable despite their light weight. Due to the paradigm shift in the use of materials (which is itself due to the shortage of energy and raw materials), the demand for the high-performance materials and products from the SGL Group from more and more industries is increasing. Carbon and graphite products are always used when other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. The products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industry. However, semiconductor and battery manufacturers, the solar and wind energy, environmental protection, the aerospace and defense industry as well as nuclear energy also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network in more than 100 countries, the SGL Group is a company with a truly global presence. In 2006, the Company had a workforce of 5,250 and achieved sales revenue of (euro)1.2 billion. The Company's headquarters are located in Wiesbaden/Germany.



Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile : +49 170  540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de





SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                                                       Exhibit 3


SGL Group sponsors professorship for TU Munich

o    "SGL Group Sponsored Chair for Carbon Composites" created

Wiesbaden, August 24, 2007. The SGL Group - The Carbon Company - today arranged with the Technical University of Munich to establish a chair for carbon fibers and carbon fiber composites. The Chair has initially been set up for eight years and will be funded by the SGL Group for a total of (euro)4.8 million.

Working in close cooperation with the faculty chairs for mechanical engineering, chemistry, physics and IT, the "SGL Group Chair for Carbon Composites" will be dedicated to the comprehensive analysis of carbon fiber-based materials and their processing as well as construction and calculation procedures. This is intended to generate a deeper understanding of the entire value chain from raw material through carbon fibers and the textile product as well as material through to the finished component.

The Technical University of Munich is an internationally recognized research university that has earned itself an excellent reputation in the worlds of science and business for natural and engineering sciences in particular. By establishing this sponsored chair, the SGL Group and TU Munich are laying the foundation for long-term, interdisciplinary cooperation in the future field of carbon fibers and carbon fiber-reinforced composites. As a result, the Garching research site in Munich will also benefit from a research focus on "Carbon Composites" and a "Center for Carbon Composites" (CfCC).

The world markets for lightweight building materials based on carbon fibers are currently developing extremely quickly. As the only European manufacturer of only eight carbon fiber producers in the world, the SGL Group is further expanding its global position with considerable investments. As part of the structure of the global business of SGL Group's "Carbon Fibers & Composites"
(CFC) Business Unit, which has production facilities in Scotland and the US, a material future area of focus lies in Germany: in-house production of the polyacrylic nitrile raw material (precursor) for carbon fibers at the Kelheim location near Regensburg, which is critical to success, as well as the ongoing and planned investments in carbon fibers and composites at the
Meitingen/Augsburg location. SGL Group has also bundled its global R&D activities at its Meitingen site. Setting up a chair at TU Munich in Bavaria is therefore a key component of the corporate strategy of further expanding the SGL Group's R&D activities as part of the local value chain within the Carbon Fibers & Composites Business Unit.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.



Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.



Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105/ Fax: +49 6 11 60 29 101/ Cellphone: +49 170  540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 4


SGL Group acquires Dr. Schnabel GmbH & Co KG

o    Leading manufacturer of fluorine plastic apparatus for corrosion protection

Wiesbaden, September 4, 2007. The SGL Group - The Carbon Company - today acquired Dr. Schnabel GmbH & Co KG. Headquartered in Limburg/Lahn, this company is one of the world's leading manufacturers of fluorine plastic apparatus for corrosion protection. Both companies have agreed to treat the purchase price as confidential. The transaction is still subject to approval by the antitrust authorities.

The approximately 80 employees of the family-owned company, which can boast of a history stretching back many decades and innovative expertise, produce pipelines, tubes, compensators, containers, columns (devices for heat and material transmission) and heat exchangers lined with fluorine plastic (PTFE = polytetrafluoroethylene). The highly non-corroding products are used in machines in the electronic, pharmaceutical, chemical and in the petrochemical industry.

Integration of the Dr. Schnabel activities into the global sales network of the SGL Group Business Line Process Technology (PT) will now give customers throughout the world access to complementary corrosion protection products in the premium segment of fluorine plastics. The SGL Group is thus substantially expanding its existing activities in this area, and can thus continue the strong growth of the PT Business Line witnessed in recent years as planned.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Your contact person:
--------------------
Corporate Communications / Press office / Christine Finger
Tel.: +49 611 60 29 104 / Fax: +49 6 11 60 29 101 / Cellphone: +49 160 713 7813
E-mail : christine.finger@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 5


SGL Group increases Graphite Electrode prices

Wiesbaden, September 28, 2007. SGL Group - The Carbon Company - announces today the following new prices for its Graphite Electrodes effective immediately for all new business:

   Europe:

o    Regular-size Graphite Electrodes: 4650 (euro)/MT
o    Extra-size Graphite Electrodes: 4910 (euro)/MT

   Americas, Asia (excluding China*), Near Middle East and Africa:

o    For regular-size Graphite Electrodes: 2,85 US-$/lb (6280 US-$/mt)
o    For extra-size Graphite Electrodes: 3,00 US-$/lb (6610 US-$/mt)

Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30" (750 mm)

These prices will be applicable for all new orders effective immediately until further notice and for shipments through December 31, 2008.

This price increase is due to recent major cost increases for key raw materials and energy.


* Pricing in China is the sole responsibility of the joint venture between SGL Group and Tokai in Shanghai (STS).



About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

However,  manufacturers  in  the  semiconductor,   battery,  solar/wind  energy,
environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Christine Finger
Tel.: +49 611 60 29 104 / Fax: +49 6 11 60 29 101
E-mail : christine.finger@sglcarbon.de Internet: www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               SGL CARBON Aktiengesellschaft



Date: September 28, 2007                By:    /s/ Robert J. Kohler
                                               ------------------------------
                                               Name:    Robert J. Koehler
                                               Title:   Chairman of the Board of
                                                        Management


                                        By:    /s/ Sten Daugaard
                                               ------------------------------
                                               Name:    Mr. Sten Daugaard
                                               Title:   Member of the Board of
                                                        Management